

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Robert Powell
Chief Executive Officer
Holdco Nuvo Group D.G Ltd.
Nuvo Group USA, Inc.
300 Witherspoon Street, Suite 201
Princeton, NJ 08542

      Re: **Holdco Nuvo Group D.G Ltd.**
              Registration Statement on Form F-4
              Exhibit No. 10.16
              Filed September 29, 2023
              File No. 333-274803

Dear Robert Powell:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance